UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DURECT CORPORATION

(Name of Subject Company (Issuer))

BHC LYON MERGER SUB, INC.

a wholly owned subsidiary of

BAUSCH HEALTH AMERICAS, INC.

a wholly owned subsidiary of

BAUSCH HEALTH COMPANIES INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

266605500

(CUSIP Number of Class of Securities)

Seana Carson

2150 St. Elzéar Blvd. West

Laval, Quebec

Canada H7L 4A8

Telephone: (800) 361-1448

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, CA 90067-1725

Telephone: (310) 712-6630

Scott B. Crofton

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

Telephone: (212) 558-4682

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-l.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission (“SEC”) on August 12, 2025, by BHC Lyon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Bausch Health Americas, Inc., a Delaware corporation (“BHA”) and an indirect subsidiary of Bausch Health Companies Inc., a corporation continued under the laws of the Province of British Columbia (“BHC”), for all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of DURECT Corporation, a Delaware corporation (“DURECT”), at a price of $1.75 per Share, net to the seller of such Share in cash, without interest thereon and less any applicable withholding taxes (the “Cash Amount”), plus one non-tradeable contractual contingent value right per Share (each, a “CVR”), which will represent the contractual right to receive the pro rata portion, in cash, of two milestone payments of up to $350,000,000 in the aggregate, minus any amount actually paid to option holders under the Retention Plan (as defined in the Offer to Purchase) in respect of the applicable milestone, in each case, without interest thereon and less any applicable withholding taxes, pursuant to the CVR Agreement (as defined in the Offer to Purchase) by and between BHA and a rights agent mutually agreeable to BHA and DURECT, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of August 12, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except to the extent specifically provided in this Amendment, the information set forth in Schedule TO remains unchanged. This Amendment is being filed to extend the expiration time of the tender offer and to clarify BHA’s ability to make payment in connection with achievement of the milestones as set forth below.

Amendments to Exhibits to the Schedule TO

All references to “5:00 p.m., New York City time, on September 9, 2025” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), and Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby amended and replaced with “5:00 p.m., New York City time, on September 10, 2025.”

Offer to Purchase

Page 1 of the Summary Term Sheet of the Offer to Purchase is hereby amended and restated by amending and restating the paragraph under the heading “Scheduled Expiration of Offer” as follows:

“Expiration of the Offer will occur at 5:00 p.m., New York City time, on September 10, 2025, unless the Offer is extended or earlier terminated in accordance with the Merger Agreement (as defined below); acceptance and payment for Shares is expected to occur on September 11, 2025 unless the Offer is extended pursuant to the terms of the Merger Agreement.”

Page 2 of the Summary Term Sheet of the Offer to Purchase is hereby amended and restated by amending and restating the paragraph under the heading “Will you have the financial resources to make payment?” as follows:

“Yes. Neither the consummation of the Offer nor the Merger is subject to any financing condition. The total amount of funds estimated to be required by BHA and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer, to complete the Merger and to fund payments in respect of company warrants that are subject to a Black-Scholes calculation, the outstanding DURECT stock options, the outstanding Company restricted stock units and the outstanding DURECT performance-based stock units are approximately $63 million, excluding related fees and expenses. In addition, BHA would need approximately $350 million to pay the maximum aggregate amount that the holders of CVRs and holders of certain options would be entitled to if both of the specified milestones are achieved. BHA and Purchaser anticipate funding these cash requirements through a combination of BHA’s available cash on hand, in the case of the $63 million upfront payment, as well as proceeds from sales of the Product (as defined below), in the case of milestone payments, if due.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Joint Press Release, dated as of August 26, 2025, issued by Bausch Health Companies Inc. and DURECT Corporation.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BAUSCH HEALTH COMPANIES INC.

By	/s/ Jean-Jacques Charhon
Name: Jean-Jacques Charhon
Title: Executive Vice President, Chief Financial Officer
Date: August 26, 2025

BAUSCH HEALTH AMERICAS, INC.

By	/s/ William Woodfield
Name: William Woodfield
Title: Senior Vice President, Treasurer
Date: August 26, 2025

BHC LYON MERGER SUB, INC.

By	/s/ William Woodfield
Name: William Woodfield
Title: Treasurer and Secretary
Date: August 26, 2025